Fiduciary/Claymore MLP Opportunity Fund
2455 Corporate West Drive
Lisle, Illinois 60532

April 18, 2012

Richard Pfordte
Kimberly A. Browning
Securities and Exchange Commission
Office of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Fiduciary/Claymore MLP Opportunity Fund –
Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File Nos. 333-172885 & 811-21652)

Dear Sir and Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fiduciary/Claymore MLP Opportunity Fund hereby requests acceleration of the effective date of the above-captioned Post-Effective Amendment No. 2 to Registration Statement so that it may become effective at 3:00 p.m., Eastern time, on Friday, April 20, 2012, or as soon as practical thereafter.

Sincerely,

FIDUCIARY/CLAYMORE MLP OPPORTUNITY FUND

By:   /s/ Mark E. Mathiasen
         Mark E. Mathiasen
         Secretary